Q ADVISORS LLC
(SEC ID No. 8-65975)

ANNUAL AUDIT REPORT

DECEMBER 31, 2022

PUBLIC DOCUMENT

FILED PURSUANT TO RULE 17-A-5(e)(3) AS A PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65975

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/22**_____ AND ENDING _____**12/31/22**_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __**Q Advisors LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__**999 18th Street, Suite 1645**_____
(No. and Street)

__**Denver**__	__**Colorado**__	__**80202**__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__**Richard G. DeHaven**__	__**(303) 996-3004**__	__**dehaven@qllc.com**__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__**FORVIS, LLP**_____
(Name – if individual, state last, first, and middle name)

__**1801 California Street, Suite 2900**__	__**Denver**__	__**Colorado**__	__**80202**__
(Address)	(City)	(State)	(Zip Code)

__**October 16, 2003**__	__**686**__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Richard G. DeHaven, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Q Advisors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RENÉE B. TAYLOR
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20054048042
MY COMMISSION EXPIRES MARCH 25, 2026

Notary Public

Signature:

Title:
Member

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Q ADVISORS LLC

TABLE OF CONTENTS



1801 California Street, Suite 2900 / Denver, CO 80202

P 303.861.4545 / **F** 303.832.5705

forvis.com

Report of Independent Registered Public Accounting Firm

Members
Q Advisors LLC
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Q Advisors LLC (the Company) as of December 31, 2022, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

FORVIS, LLP

(Formerly, BKD, LLP)

Denver, Colorado
March 29, 2023

PRAXITY
Empowering Business Globally

Q ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	117,198
Securities owned		427,950
Accounts receivable		299,676
Prepaid management fees		2,555,000
Prepaid expenses		92,103
Property and equipment net of accumulated depreciation of $343,618		12,810
Operating lease right-of-use asset		19,622
Total assets	$	3,524,359

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	19,871
Due to officers		195
Operating lease liability		17,215
Total liabilities		37,281
Members' equity		3,487,078
Total liabilities and members' equity	$	3,524,359

The accompanying notes are an integral part of this financial statement.

Q ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

1. **The Company**

   Q Advisors LLC (the "Company") was organized as a Colorado limited liability company in July 2002 and is located in Denver, Colorado. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns revenue from financial advisory services related to mergers and acquisitions, private equity and debt financing, and capital structure advisory services.

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. The Company had no cash equivalents as of December 31, 2022.

   Securities Owned
   Securities owned consists of common stock in an entity which is publicly traded on the NASDAQ and the Toronto Stock Exchange. Securities owned also consists of a non-marketable investment in a privately held company.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2022.

2. **Significant Accounting Policies** *(continued)*

Property and equipment
Property and equipment are valued at cost. Depreciation is calculated using the accelerated method over estimated useful lives of the assets ranging from five to seven years.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2022, there were no finance leases.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included on this financial statement. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

The Company has elected to pay state income taxes at the entity level on behalf of its members via the applicable state's pass-through entity tax ("PTET") regime in Colorado. For financial statement purposes, the state PTET payments are accounted for as a distribution to the members. However, for federal income tax purposes, the payments are deducted on the Company's federal return, which reduces the taxable income allocated to the members for reporting on their federal income tax returns. For the year ended December 31, 2022, $427,500 is included in distributions for state PTET payments paid.

The Company monitors any changes in the tax laws and regulations of its jurisdiction that may impact its PTET election and payments on behalf of its members. Any changes in tax laws and regulations that may impact the Company's tax position are evaluated and considered in determining the appropriate accounting treatment for PTET payments in the financial statements.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2022.

Q ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

3. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2022, 99% of accounts receivable was due from four clients.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Q ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

4. Fair Value Measurements *(continued)*

Investments in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
As of December 31, 2022, the Company's assets measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock	$ 227,950	-	$ 200,000	$ 427,950

Quantitative information about the Company's Level 3 fair value measurements of its investments as of December 31, 2022 is provided below. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets		Valuation Technique	Inputs
Common stock			
Increase during 2022	$ 200,000	Cost	Purchase transaction
Balance as of December 31, 2022	$ 200,000		

5. Property and Equipment

Property and equipment as of December 31, 2022	
Computer equipment	$ 237,349
Furniture	90,190
Office equipment	28,889
Total cost	356,428
Total accumulated depreciation	(343,618)
Net property and equipment	$ 12,810

6. **Revenue from Contracts with Customers**

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $52,370 and $299,676 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred revenue as of January 1, 2022 and December 31, 2022.

Contract Costs

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover such costs. Therefore, there were no capitalized contract costs as of December 31, 2022.

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $99,539 which was $94,539 in excess of its required capital.

8. **Related Party Transactions**

On December 1, 2007, the Company entered into an Expense Sharing and Management Agreement ("Agreement") with a company under common control ("Manager"). Per the December 31, 2019 amendment of the Agreement, Manager pays most expenses for the Company in exchange for a management fee, a portion of which is prepaid. The prepaid amount is determined annually, in advance, by the members of the Company. On October 1, 2020, the Agreement was further amended to require the Manager provide a monthly invoice that details the management fee by the nature of the expense incurred.

The Company's commitment for the prepaid portion of the management fee for the year ending December 31, 2022 is $2,555,000. For the year ended December 31, 2022, the company had paid this entire amount and categorized the amount as prepaid management fees on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. **Lease**

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2022, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

Due to the Agreement amendment (See Note 8), the Company became liable under an operating lease agreement for office space in Denver, Colorado on October 1, 2020. The lease term expires on April 30, 2023. For the year ended December 31, 2022, information pertaining to the lease was as follows:

Supplemental Information

Operating Lease ROU Asset	
ROU asset on January 1, 2022	$ 138,179
ROU remeasurement	(25,449)
Amortization of ROU asset as of December 31, 2022	(93,108)
Operating lease ROU asset as of December 31, 2022	$ 19,622

Payments made on operating lease	$ 102,253
Total operating lease cost included in rent on the Statement of Income	$ 97,403
Remaining lease term	4 months
Discount rate	5.0 %

Maturities of Operating Lease Liability	
2023 total lease payments	$ 17,251
Less discount	(36)
Total operating lease liability	$ 17,215

10. **Compensation**

Effective February 22, 2022, the Company created a Phantom Equity Sale Bonus Plan ("Bonus Plan"). Under the Bonus Plan, select individuals who provide services to the Company are eligible to receive a bonus payment upon the sale of the Company. The Bonus Plan is administered by the Company's board. The amount of the bonus payment is equal to a designated percentage of Company proceeds net of all expenses incurred by the Company. For the year ended December 31, 2022, no payments were made under the Bonus Plan and no amount is payable as of December 31, 2022.

Q ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

11. **Subsequent Events**

The Company's management has evaluated subsequent events through March 29, 2023, the date which the financial statement was issued.